October 7, 2013

Via EDGAR and Facsimile (202) 772-9220

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 7010

Washington, D.C. 20549-7010

Attention:  H. Roger Schwall

Re:                             Request for Acceleration of Effectiveness of Registration Statement on Form S-1 (Registration No. 333-189284) of Antero Resources Corporation.

Ladies and Gentlemen:

As representatives of the several underwriters of Antero Resources Corporation’s (the “Company”) proposed initial public offering of common stock of the Company, we hereby join the Company’s request for acceleration of effectiveness of the above-referenced registration statement to 4 p.m. (Washington, D.C. time) on October 9, 2013, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, we wish to advise you that we have effected the following distribution of the preliminary prospectus relating to the Company’s initial public offering, dated September 30, 2013, through the date hereof:

Preliminary Prospectus dated September 30, 2013

9,268 copies to prospective underwriters, institutional investors, dealers and others.

The undersigned advises that the underwriters have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934.

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Very truly yours,

BARCLAYS CAPITAL INC.
CITIGROUP GLOBAL MARKETS INC.
J.P. MORGAN SECURITIES LLC
As Representatives of
the several Underwriters

BARCLAYS CAPITAL INC.

By:	/s/ Victoria Hale
Name: Victoria Hale
Title: Vice President

CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Robert Waldron
Name: Robert Waldron
Title: Vice President

J.P. MORGAN SECURITIES LLC

By:	/s/ Geoffrey Paul
Name: Geoffrey Paul
Title: Executive Director

SIGNATURE PAGE

ACCELERATION REQUEST LETTER